UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

ANNUAL AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of CPFL Energia S.A. (“Company”) are hereby invited, pursuant to article 124 of Law No. 6,404 of December 15, 1976 (“Brazilian Corporation Law”), to attend the Annual and Extraordinary General Meeting (“GM”) to be held on April 28, 2017, at 10:00 a.m., at the Company’s headquarters, located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, Vila Olímpia district, in the City of São Paulo, State of São Paulo, to consider and vote on the following agenda:

I – Annual General Meeting:

a.    To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31, 2016;

b.    To approve the proposal of allocation of net income for the fiscal year ended December 31, 2016 and the distribution of dividends;

c.    To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws;

d.    To elect the members of the Board of Directors;

e.    To elect the members of the Fiscal Council;

f.     To establish the overall compensation to be paid to the Company’s management for the period of May 2017 to April 2018; and

g.    To establish the overall compensation to be paid to the members of the Fiscal Council for the period of May 2017 to April 2018.

II – Extraordinary General Meeting:

a.    To rectify and ratify the overall compensation of the Company’s management approved for the period of May 2016 and April 2017 in the Annual and Extraordinary General Meeting of 2016.

b.    To approve the amendment of the Company’s Bylaws in: (i) to amend item “b” of article 2 to exclude from the Company's corporate purpose the rendering services related to telecommunications and data transmission services; (ii) amend the sole paragraph of article 10 to reflect termination of the Company's Shareholders Agreement and provide for majority approval; (iii) exclude paragraph 2 of article 14 to reflect the termination of the Company's Shareholders Agreement; (iv) amend article 15 to modify the minimum number of members of the Company's Board of Directors; (v) amend paragraph 1 of article 15 to determine the number of independent members of the Company’s Board of Directors, as well as to exclude the reference to the definition of independent board member defined in the New Market Regulation; (vi) amend paragraph 2 of article 15 to exclude the provisions regarding the rounding off the number of independent board members and define the concept of independent board members; (vii) amend article 16 to reflect the termination of the Company's Shareholders Agreement; (viii) amend item "a" of article 17 to establish the competence of the Board of Directors to approve the election of the members of the Board of Directors and Board of Executive Officers in the direct and indirect subsidiaries and/or associates of the Company; (ix) amend the items "i", "k", "m", "n" and "s" of article 17 to define new thresholds; (x) amend paragraph 1 of article 17 to make an editorial adjustment; (xi) amend paragraph 2 of article 17 to allow the Meeting of the Board of Directors to be convened by the Vice-Chairman; (xii) amend article 18 to change the number of members of the Board of Executive Officers, create the position of Deputy Chief Executive Officer and modify the nomenclature of some of the positions of the Board of Executive Officers; (xiii) include the new item "b" in article 18 to define the responsibilities of the Deputy Chief Executive Officer; (xiv) amend the old item "c" of article 18 to reflect the exclusion of the rendering services related telecommunications services and transmission of data of the Company's corporate purpose; (xv) amend the old item "e" of article 18 to reflect the exclusion of the rendering services related telecommunication services and data transmission, as well as to include new responsibilities to the respective Officer to reflect the organizational adjustments; (xvi) amend the old item "f" of article 18 to reflect changes in the Company's organizational structure; (xvii) amend the old item "g" of article 18 to reflect the changes in the Company's organizational structure;(xviii) amend article 20 to confer powers on the Board of Directors to appoint the substitute to the position of Chief Executive Officer in case of vacancy; (xix) amend paragraph 1 of article 20 to confer powers on the Board of Directors to indicate among the members of the Board of Executive Officers the replacement for the Chief Executive Officer in his temporary impediments; (xx) amend item “e” article 21 to define new thresholds; (xxi) amend article 26 to establish an exact number for the composition of the Fiscal Council; (xxii) include the new paragraph 1 to article 26 to establish that at least one member of the Fiscal Council shall be independent; (xxiii) exclude article 46 to reflect the termination of the Company's Shareholders Agreement; (xiv) amend article 47 to reflect the termination of the Company's Shareholders Agreement; and (xxv) renumber all provisions of the Bylaws and cross-references to the articles contained therein as a result of the changes proposed above.

c.    To approve the general consolidation of the Company’s Bylaws.

General Information:

1.            The shareholders of the Company may participate in the GM provided they are registered in the Register of Book–Entry Shares at Banco do Brasil S.A., Company’s registrar agent, and bring the following documents: (i) individuals - identification document with photo; (ii) legal entities - certified copy of the most recent Bylaws or consolidated Articles of Association and corporate documentation granting powers of representation (minutes of election of the executive officers and/or power of attorney), as well as identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - certified copy of the most recent consolidated regulations of the Fund and the Bylaws or Articles of Association of the fund administrator, and corporate documentation granting powers of representation (minutes of election of the directors and/or power of attorney), as well as identification document with photo of the legal representative(s).

2.           Any shareholder may appoint a proxy to attend the GM and vote on their behalf. In the event of representation by proxy, the following documents must be presented: (i) proxy instrument granting special powers of representation at the GM; (ii) bylaws or articles of association and minutes of the election of managers, in case of legal entities; and (iii) identification document with photograph of the proxy.

3.           The Company requests that all proxy granted in Brazil have the signature recognized by the registry office and that all those granted outside Brazil are notarized by a Public Notary duly authorized for this purpose and consularized in a Brazilian consulate or apostilled and translated to Portuguese by a certified translator and registered with the appropriate registry of titles and deeds, according to the legislation currently in force.

4.           Pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, proxy instruments may only be granted to any person meeting at least one of the following requirements: (i) be a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution. For shareholders who are legal entities in accordance with the understanding of the Brazilian Securities Commission (“CVM”) Collegiate Body, issued in the meeting held on November 4, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be (i) a shareholder or senior manager of the Company, (ii) a lawyer, or (iii) a financial institution.

5.           To facilitate the GM proceedings, the Company requests shareholders to submit their proxy instruments and representation documents twenty-four (24) hours prior to the GM, as provided in the main section of article 11 of the Company’s Bylaws. Shareholders attending the GM with the required documents will be allowed to participate and vote even if they had not submitted said documents in advance.

6.           Under Ruling No. 481 of 2009, as amended, issued by the CVM, the Company has adopted the distance voting system, thus allowing the shareholders to take part in the GM by completing and handing over the distance voting form to the custodians, to the registrar or directly to the Company, following the instructions set out in the Management Proposal.

7.           Pursuant to CVM Ruling No. 165/91, as amended, the minimum percentage of voting capital required to request cumulative voting for electing the members of the Board of Directors is five percent (5%), and said right must be exercised by shareholders at least 48 (forty-eight) hours prior to the GM, pursuant to article 141, paragraph 1 of the Brazilian Corporation Law.

8.           Under article 135, paragraph 3 of the Brazilian Corporation Law and in keeping with articles 6 et seq. of CVM Ruling No. 481 of December 17, 2009, all documents pertaining to the matters to be considered and voted on at the GM are available to shareholders as from this date at the Company’s principal place of business, on its Investor Relations website (www.cpfl.com.br/ri), and on the websites of the CVM (www.cvm.gov.br), the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

São Paulo, March 28, 2017.

Yuhai Hu

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.